EXHIBIT 99.2

THOMSON REUTERS CORPORATION

CONSOLIDATED INCOME STATEMENT

(unaudited)

		Three months ended March 31,

(millions of U.S. dollars, except per share amounts)	Notes	2020	2019

CONTINUING OPERATIONS

Revenues	3	1,520	1,487

Operating expenses	6	(1,017)	(1,091)

Depreciation		(40)	(34)

Amortization of computer software		(111)	(105)

Amortization of other identifiable intangible assets		(30)	(27)

Other operating (losses) gains, net	7	(32)	44

Operating profit		290	274

Finance costs, net:

Net interest expense	8	(45)	(35)

Other finance income (costs)	8	47	(11)

Income before tax and equity method investments		292	228

Share of post-tax losses in equity method investments	9	(54)	(113)

Tax expense	10	(47)	(1)

Earnings from continuing operations		191	114

Earnings (loss) from discontinued operations, net of tax		2	(10)

Net earnings		193	104

Earnings attributable to common shareholders		193	104

Earnings (loss) per share:	11

Basic earnings per share:

From continuing operations		$0.38	$0.23

From discontinued operations		0.01	(0.02)

Basic earnings per share		$0.39	$0.21

Diluted earnings per share:

From continuing operations		$0.38	$0.22

From discontinued operations		0.01	(0.02)

Diluted earnings per share		$0.39	$0.20

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(unaudited)

		Three months ended March 31,

(millions of U.S. dollars)	Notes	2020	2019

Net earnings		193	104

Other comprehensive (loss) income:

Items that have been or may be subsequently reclassified to net earnings:

Cash flow hedges adjustments to net earnings	8	3	(9)

Cash flow hedges adjustments to equity		(3)	9

Foreign currency translation adjustments to equity		(217)	33

Share of other comprehensive loss in equity method investments	9	(101)	(31)

Related tax benefit on share of other comprehensive loss in equity method investments		25	8

		(293)	10

Items that will not be reclassified to net earnings:

Fair value adjustments on financial assets	12	(8)	(2)

Remeasurement on defined benefit pension plans		(42)	(7)

Related tax benefit on remeasurement on defined benefit pension plans		13	2

Share of other comprehensive loss in equity method investments	9	(6)	(6)

Related tax benefit on share of other comprehensive loss in equity method investments		2	1

		(41)	(12)

Other comprehensive loss		(334)	(2)

Total comprehensive (loss) income		(141)	102

Comprehensive (loss) income for the period attributable to:

Common shareholders:

Continuing operations		(143)	112

Discontinued operations		2	(10)

Total comprehensive (loss) income		(141)	102

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(unaudited)

		March 31,	December 31,

(millions of U.S. dollars)	Notes	2020	2019

Cash and cash equivalents	12	823	825

Trade and other receivables		1,120	1,167

Other financial assets	12	441	533

Prepaid expenses and other current assets		558	546

Current assets		2,942	3,071

Property and equipment, net		591	615

Computer software, net		901	900

Other identifiable intangible assets, net		3,476	3,518

Goodwill		5,823	5,853

Equity method investments	9	1,387	1,551

Other non-current assets	13	639	611

Deferred tax		1,157	1,176

Total assets		16,916	17,295

LIABILITIES AND EQUITY

Liabilities

Current indebtedness	12	1,121	579

Payables, accruals and provisions	14	1,143	1,373

Deferred revenue		780	833

Other financial liabilities	12	131	434

Current liabilities		3,175	3,219

Long-term indebtedness	12	2,676	2,676

Provisions and other non-current liabilities	15	1,317	1,264

Deferred tax		512	576

Total liabilities		7,680	7,735

Equity

Capital	16	5,385	5,377

Retained earnings		4,934	4,965

Accumulated other comprehensive loss		(1,083)	(782)

Total equity		9,236	9,560

Total liabilities and equity		16,916	17,295

Contingencies (note 19)

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOW

(unaudited)

		Three months ended March 31,

(millions of U.S. dollars)	Notes	2020	2019
Cash provided by (used in):
OPERATING ACTIVITIES
Earnings from continuing operations		191	114
Adjustments for:
Depreciation		40	34
Amortization of computer software		111	105
Amortization of other identifiable intangible assets		30	27
Net losses (gains) on disposals of businesses and investments		3	(24)
Deferred tax		(3)	(68)
Other	17	62	144
Pension contribution		-	(167)
Changes in working capital and other items	17	(243)	(138)
Operating cash flows from continuing operations		191	27
Operating cash flows from discontinued operations		(15)	(57)
Net cash provided by (used in) operating activities		176	(30)
INVESTING ACTIVITIES
Acquisitions, net of cash acquired	18	(124)	(4)
(Payments) proceeds from disposals of businesses and investments		(3)	34
Capital expenditures		(142)	(138)
Proceeds from disposals of property and equipment		19	-
Other investing activities		1	3
Investing cash flows from continuing operations		(249)	(105)
Investing cash flows from discontinued operations		-	29
Net cash used in investing activities		(249)	(76)
FINANCING ACTIVITIES
Proceeds from debt	12	1,020	-
Repayments of debt	12	(645)	-
Net borrowings under short-term loan facilities	12	118	-
Payments of lease principal		(18)	(11)
Repurchases of common shares	16	(200)	(190)
Dividends paid on preference shares		(1)	(1)
Dividends paid on common shares	16	(182)	(174)
Other financing activities		(12)	35
Net cash provided by (used in) financing activities		80	(341)
Increase (decrease) in cash and bank overdrafts		7	(447)
Translation adjustments		(10)	2
Cash and bank overdrafts at beginning of period		825	2,703
Cash and bank overdrafts at end of period		822	2,258
Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents		823	2,258
Bank overdrafts		(1)	-
		822	2,258
Supplemental cash flow information is provided in note 17.
Interest paid, net of debt related hedges		(21)	(14)
Interest received		3	17
Income taxes paid	17	(16)	(107)

Interest received and interest paid are reflected as operating cash flows.

Income taxes paid are reflected as either operating or investing cash flows depending on the nature of the underlying transaction.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited)

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized loss on financial instruments	Foreign currency translation adjustments	Total accumulated other comprehensive loss (“AOCL”)	Total equity

Balance, December 31, 2019	3,576	1,801	5,377	4,965	(3)	(779)	(782)	9,560

Net earnings	-	-	-	193	-	-	-	193

Other comprehensive loss	-	-	-	(33)	(26)	(275)	(301)	(334)

Total comprehensive income (loss)	-	-	-	160	(26)	(275)	(301)	(141)

Dividends declared on preference shares	-	-	-	(1)	-	-	-	(1)

Dividends declared on common shares	-	-	-	(188)	-	-	-	(188)

Shares issued under Dividend Reinvestment Plan (“DRIP”)	6	-	6	-	-	-	-	6

Repurchases of common shares (see note 16)	2	-	2	(2)	-	-	-	-

Stock compensation plans	49	(49)	-	-	-	-	-	-

Balance, March 31, 2020	3,633	1,752	5,385	4,934	(29)	(1,054)	(1,083)	9,236

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain (loss) on financial instruments	Foreign currency translation adjustments	AOCL	Total equity

Balance, December 31, 2018	3,443	1,905	5,348	4,739	10	(887)	(877)	9,210

Impact of IFRS 16	-	-	-	11	-	-	-	11

Balance after IFRS 16 adoption	3,443	1,905	5,348	4,750	10	(887)	(877)	9,221

Net earnings	-	-	-	104	-	-	-	104

Other comprehensive income (loss)	-	-	-	(7)	(10)	15	5	(2)

Total comprehensive income (loss)	-	-	-	97	(10)	15	5	102

Dividends declared on preference shares	-	-	-	(1)	-	-	-	(1)

Dividends declared on common shares	-	-	-	(181)	-	-	-	(181)

Shares issued under DRIP	7	-	7	-	-	-	-	7

Repurchases of common shares	(18)	-	(18)	(133)	-	-	-	(151)

Pre-defined share repurchase plan	(12)	-	(12)	(87)	-	-	-	(99)

Stock compensation plans	98	(56)	42	-	-	-	-	42

Balance, March 31, 2019	3,518	1,849	5,367	4,445	—	(872)	(872)	8,940

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Corporation

Notes to Consolidated Financial Statements (unaudited)

(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Business Description and Basis of Preparation

General business description

Thomson Reuters Corporation (the “Company” or “Thomson Reuters”) is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and Series II preference shares listed on the TSX. The Company is a major provider of news and business information services to professionals.

Basis of preparation

The unaudited consolidated interim financial statements (“interim financial statements”) were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2019. The interim financial statements comply with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving more judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements have been disclosed in note 2 of the consolidated financial statements for the year ended December 31, 2019. In March 2020, the World Health Organization characterized a novel strain of the coronavirus, known as COVID-19, as a pandemic. Concerns related to the spread of COVID-19 and the related containment measures intended to mitigate its impact have created substantial disruption in the global economy. Refer to note 2 of these interim consolidated financial statements for a description of how COVID-19 impacted the Company’s critical accounting estimates that were used to prepare the interim financial statements for the three months ended March 31, 2020.

The accompanying interim financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s results of operations, financial position and cash flows. The operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2019, which are included in the Company’s 2019 annual report.

Prior-period amounts have been revised to correct certain immaterial misstatements as reflected in the Company’s consolidated financial statements for the year ended December 31, 2019. Refer to the sections below and note 3 of the consolidated financial statements for the year ended December 31, 2019 for additional information.

Additionally, the Company adjusted its prior-period segment amounts to reflect the current presentation. In the first quarter of 2020, in connection with the completion of the Company’s program to reposition its businesses after the separation from Refinitiv, the Company re-assessed its methodology for allocating costs to its business segments and adjusted its allocations. For comparative purposes, the prior period of 2019 was adjusted to reflect the current methodology, with the effect of increasing adjusted EBITDA for Reuters News by $7 million and decreasing adjusted EBITDA for the Corporates segment by the same amount. The other customer segments reflected minor adjustments to adjusted EBITDA. Additionally, the 2019 segment amounts were adjusted to reflect the transfer of $6 million of revenues from the Corporates segment to the Legal Professionals segment, where they are better aligned. These changes impacted the 2019 financial results of the segments, but did not change consolidated 2019 financial results.

References to “$” are to U.S. dollars and references to “C$” are to Canadian dollars.

Revision of prior-period financial statements

On October 1, 2018, the Company sold a 55% interest in its Financial & Risk business to private equity funds affiliated with Blackstone. The Company retained a 45% interest in the business, which is now known as Refinitiv. Since October 1, 2018, the Company has included its share of post-tax losses from its 45% interest in Refinitiv, an equity method investment, in its net earnings. In the third quarter of 2019, a misstatement was identified that understated the Company’s share of Refinitiv’s post-tax losses since the fourth quarter of 2018. The misstatement related to an accounting principle difference for preferred stock issued by Refinitiv to the Blackstone consortium between U.S. GAAP, the basis on which Refinitiv prepares its financial statements, and IFRS, the basis on which Thomson Reuters prepares its financial statements. Specifically, Refinitiv accounts for its preferred stock under U.S. GAAP as equity, but these securities should have been recorded as debt under IFRS. Accordingly, the Company’s share of Refinitiv’s post-tax losses under IFRS should have been higher to reflect the associated interest expense. This misstatement did not impact revenues, operating profit, segment measures or cash generated from operating activities.

The Company performed a materiality evaluation in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 99, Materiality, and SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, and concluded that the misstatement was immaterial to its previously issued financial statements. However, as the impact of correcting the cumulative misstatement in the third quarter of 2019 would have been material to net earnings in that quarter, the Company revised its previously issued financial statements. Additionally, in conjunction with this revision, the Company corrected other unrelated misstatements in the applicable prior periods, which were also not material to any of its previously issued financial statements.

The effects of the revision are set forth in the table below:

	Three months ended March 31, 2019

CONSOLIDATED INCOME STATEMENT	As Reported	Revision	As Revised

Share of post-tax losses in equity method investments	(97)	(16)	(113)

Tax expense	(5)	4	(1)

Earnings from continuing operations	126	(12)	114

Net earnings	116	(12)	104

Earnings attributable to common shareholders	116	(12)	104

Basic earnings per share from continuing operations	$0.25	($0.02)	$0.23

Basic earnings per share	$0.23	($0.02)	$0.21

Diluted earnings per share from continuing operations	$0.25	($0.03)	$0.22

Diluted earnings per share	$0.23	($0.03)	$0.20

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Net earnings	116	(12)	104

Total comprehensive income	114	(12)	102

Comprehensive income for the period attributable to common shareholders: continuing operations	124	(12)	112

CONSOLIDATED STATEMENT OF CASH FLOW

OPERATING ACTIVITIES

Earnings from continuing operations	126	(12)	114

Adjustments for:

Deferred tax	(64)	(4)	(68)

Other	128	16	144

Changes in working capital and other items	(166)	28	(138)

Operating cash flows from continuing operations	(1)	28	27

Net cash used in operating activities	(58)	28	(30)

INVESTING ACTIVITIES

Capital expenditures	(110)	(28)	(138)

Investing cash flows from continuing operations	(77)	(28)	(105)

Net cash used in investing activities	(48)	(28)	(76)

Note 2: Critical Accounting Estimates and Judgments – Impact of COVID-19 Pandemic

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. In March 2020, the World Health Organization characterized a novel strain of coronavirus, known as COVID-19, as a pandemic. Concerns related to the spread of COVID-19 and the actions required to mitigate its impact have created substantial disruption to the global economy.

The following provides information regarding management’s critical accounting estimates and judgments relative to the global economic crisis caused by the COVID-19 pandemic. While the duration of the COVID-19 pandemic and the long-term impacts on the global economy are uncertain, for purposes of its business planning and valuation estimates, the Company has assumed that the global economy will gradually recover throughout the second half of 2020.

Allowance for doubtful accounts and sales adjustments

The Company must assess whether accounts receivable are collectible from customers. As a result of the economic crisis, the Company recorded additional reserves of $9 million to reflect that certain customers may not be able to pay for the products and services that the Company has provided and that, in limited situations, the Company may issue credits to customers in financial distress. The Company expects that these reserves may be required for some of its smaller legal and tax customers, but that the rest of its customer base, which is primarily comprised of large and mid-size legal and accounting firms, corporate customers and the U.S. government, will maintain the ability to pay. At March 31, 2020, the combined allowances were $66 million ($64 million – December 31, 2019) or 6% (5% – December 31, 2019) of the gross trade accounts receivable balance of $1.1 billion ($1.2 billion – December 31, 2019).

Computer software

At March 31, 2020, computer software represented $0.9 billion of total assets in the consolidated statement of financial position. The Company has not experienced, nor does it expect, material changes to product demand as a result of the economic crisis that would result in an impairment to computer software. Further, it does not plan to discontinue any products as a result of the crisis that would require an impairment charge or the shortening of useful lives.

Other identifiable intangible assets and goodwill

At March 31, 2020, the value of other identifiable intangible assets was $3.5 billion, of which the West and Reuters tradenames, which are indefinite lived, comprised $2.6 billion. The value of goodwill was $5.8 billion. At October 1, 2019, the date of the Company’s last impairment test, the estimated fair value less costs of disposal of each cash generating unit (“CGU“), which comprise each of its reportable segments, exceeded their carrying value by over 100%. The Company performed sensitivity analysis that demonstrated that no reasonably possible change in its assumptions due to the COVID-19 pandemic, including higher discount rates and reduction in cash flows, would cause the carrying amounts of any CGU, including the carrying value of the indefinite lived tradenames, to exceed its recoverable amount. As a result, the Company did not identify a trigger event that would require an interim impairment test.

Equity method investments and related warrants

Equity method investments represented $1.4 billion of total assets in the consolidated statement of financial position at March 31, 2020 and consisted primarily of the Company’s 45% investment in Refinitiv. The terms of the investment in Refinitiv include warrants that provide for a potential exchange of value between private equity funds affiliated with Blackstone and the Company at the time of an initial public offering (“IPO”) or change in control of Refinitiv, depending on the value of Refinitiv at that date. These warrants are a derivative instrument that are accounted for at fair value each reporting period.

On August 1, 2019, the Company and private equity funds affiliated with Blackstone agreed to sell Refinitiv to London Stock Exchange Group (“LSEG”) (see note 9) for a value that is substantially in excess of the carrying value of the Company’s investment, as measured by the share price of LSEG at March 31, 2020. The proposed transaction, which was approved by LSEG shareholders in November 2019, remains subject to regulatory clearances and customary closing conditions and is expected to close in the second half of 2020. The Company expects to record a significant gain on the transaction upon closing and therefore concluded that there was no impairment to its investment in Refinitiv at March 31, 2020.

Reflecting the terms of the agreement, the Company valued the related warrants in Refinitiv at March 31, 2020 primarily based on the number of incremental shares in Refinitiv to which the Company is contractually entitled upon closing, the share price of LSEG on March 31, 2020, and management’s assessment that the deal remains highly probable of closing in the second half of 2020. If the transaction were to close after such time, the value of the warrants would not be impacted absent other factors. The valuation also incorporates (on a weighted-average basis) other outcomes based on the likelihood of the proposed transaction closing using a Monte Carlo simulation approach. The Company recorded a $53 million reduction in the value of the warrants compared to December 31, 2019, primarily due to the change in LSEG share price since December 31, 2019 (see note 12).

The Company maintains other investments aggregating $0.2 billion for which it assessed no impairment at March 31, 2020. As these investments represent a variety of industries, including real estate, technology and media, it is possible that future impairments may be required if certain of these businesses are not able to recover from the economic conditions caused by the pandemic.

Employee future benefits

The Company sponsors defined benefit plans providing pension and other post-employment benefits to covered employees. The assumptions associated with the determination of the benefit expense for these employee future benefits are determined at the measurement date, which is December 31, 2019 for the Company’s material plans, and are not required to be reassessed due to changes in the macro-economic environment. However, the valuation of the related assets and obligations for the Company’s most significant benefit plans in the U.S. and the U.K. are remeasured each quarter with an offset to other comprehensive income or loss. For the period ended March 31, 2020, the Company recorded remeasurement losses of $42 million to other comprehensive loss. The changes in the value of assets and liabilities associated with the Company’s material defined benefit plans did not trigger any material funding requirements.

Income taxes

The Company computes an income tax provision in each of the jurisdictions in which it operates. In interim periods, the income tax provision is based on estimates of full-year earnings by jurisdiction.

The interim tax provision reflects estimates of full year earnings by jurisdiction, as updated for the impacts of the COVID-19 pandemic. The Company has incorporated relevant tax reform related to the economic crisis, most notably the impact of the Coronavirus Aid, Relief and Economic Security Act (CARES) in the United States on its business, which did not have a material impact on the computation of income taxes. The Company concluded that its revised projections relating to COVID-19 did not impact its ability to realize its deferred tax assets.

Critical judgments in applying accounting policies

Revenue recognition

To determine the appropriate revenue recognition for its products and services, management must assess whether the revenue is ultimately collectible. The Company has historically experienced relatively small amounts of bad debts and credits in the ordinary course of business. Given the impacts of the COVID-19 pandemic, management will elevate its focus on collectability in making its revenue recognition judgments while the crisis persists. Given that some customers may be permanently adversely impacted by the economic crisis, management will assess collectability based on more recent facts and experience.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions and is routinely under audit by many different taxing authorities in the ordinary course of business. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the Company’s best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company made no changes in its judgments of uncertain tax positions as a result of the COVID-19 pandemic.

Note 3: Revenues

Revenues by type and geography

The following tables disaggregate revenues by type and geography and reconciles them to reportable segments (see note 4).

Revenues by type	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Total

Three months ended March 31,	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Recurring	587	556	281	263	158	173	142	143	-	-	1,168	1,135
Transactions	39	44	86	83	60	49	13	12	-	-	198	188
Global Print	-	-	-	-	-	-	-	-	155	165	155	165
Eliminations	-	-	-	-	-	-	-	-	-	-	(1)	(1)
Total	626	600	367	346	218	222	155	155	155	165	1,520	1,487

Revenues by geography (country of destination)	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Total

Three months ended March 31,	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
U.S.	503	494	308	284	182	185	104	102	115	119	1,212	1,184
Canada (country of domicile)	13	10	3	3	9	9	1	1	16	18	42	41
Other	4	6	12	15	21	21	2	2	4	5	43	49
Americas (North America, Latin America, South America)	520	510	323	302	212	215	107	105	135	142	1,297	1,274

U.K.	59	51	27	23	4	4	7	6	9	10	106	94
Other	16	13	9	13	-	-	27	28	3	4	55	58
EMEA (Europe, Middle East and Africa)	75	64	36	36	4	4	34	34	12	14	161	152
Asia Pacific	31	26	8	8	2	3	14	16	8	9	63	62
Eliminations	-	-	-	-	-	-	-	-	-	-	(1)	(1)
Total	626	600	367	346	218	222	155	155	155	165	1,520	1,487

Note 4: Segment Information

The Company is organized as five reportable segments reflecting how the businesses are managed. The accounting policies applied by the segments are the same as those applied by the Company. The segments offer products and services to target customers as described below.

Legal Professionals

The Legal Professionals segment serves law firms and governments with research and workflow products, focusing on intuitive legal research powered by emerging technologies and integrated legal workflow solutions that combine content, tools and analytics.

Corporates

The Corporates segment serves corporate customers, including the seven largest global accounting firms, with the Company’s full suite of offerings across legal, tax, regulatory and compliance functions.

Tax & Accounting Professionals

The Tax & Accounting Professionals segment serves tax, accounting and audit professionals in accounting firms (other than the seven largest firms, which are served by the Corporates segment) with research and workflow products, focusing on intuitive tax offerings and automating tax workflows.

Reuters News

The Reuters News segment supplies business financial, national and international news to professionals via desktop terminals, including through Refinitiv, the world’s media organizations, industry events and directly to consumers.

Global Print

The Global Print segment provides legal and tax information primarily in print format to customers around the world.

The Company also reports “Corporate costs”, which includes expenses for corporate functions and does not qualify as a reportable segment.

	Three months ended March 31,

	2020	2019
Revenues
Legal Professionals	626	600
Corporates	367	346
Tax & Accounting Professionals	218	222
Reuters News	155	155
Global Print	155	165
Eliminations	(1)	(1)
Consolidated revenues	1,520	1,487

Adjusted EBITDA
Legal Professionals	230	229
Corporates	117	111
Tax & Accounting Professionals	84	92
Reuters News	19	23
Global Print	63	74
Corporate costs	(33)	(132)
Adjusted EBITDA	480	397
Fair value adjustments (see note 6)	23	(1)
Depreciation	(40)	(34)
Amortization of computer software	(111)	(105)
Amortization of other identifiable intangible assets	(30)	(27)
Other operating (losses) gains, net	(32)	44
Consolidated operating profit	290	274
Net interest expense	(45)	(35)
Other finance income (costs)	47	(11)
Share of post-tax losses in equity method investments	(54)	(113)
Tax expense	(47)	(1)
Earnings from continuing operations	191	114

In accordance with IFRS 8, Operating Segments, the Company discloses certain information about its reportable segments based upon measures used by management in assessing the performance of those reportable segments. These measures are defined below and may not be comparable to similar measures of other companies.

Adjusted EBITDA

●

Segment adjusted EBITDA represents earnings from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, the Company’s share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments, and corporate related items.

●	The Company does not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of the reportable segments.
●

Each segment includes an allocation of costs, based on usage or other applicable measures, for centralized support services such as technology, commercial sales operations, facilities, and product and content development, as well as an allocation of product costs when one segment sells products managed by another segment.

●	Consolidated adjusted EBITDA is comprised of adjusted EBITDA from reportable segments and Corporate costs.

Note 5: Seasonality

The Company’s revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as it records a large portion of its revenues ratably over a contract term and its costs are generally incurred evenly throughout the year. However, the Company’s revenues from quarter to consecutive quarter can be impacted by the release of certain tax products, which tend to be concentrated in the fourth quarter and, to a lesser extent, in the first quarter of the year. Due to the impact of COVID-19, the Company expects that its revenues will be at their lowest level of the year in the second quarter of 2020. In 2019, the seasonality of the Company’s operating profit was impacted by significant costs to reposition its business following the sale of Financial & Risk.

Note 6: Operating Expenses

The components of operating expenses include the following:

	Three months ended March 31,

	2020	2019
Salaries, commissions and allowances	561	622
Share-based payments	17	12
Post-employment benefits	33	34
Total staff costs	611	668
Goods and services(1)	330	332
Content	68	63
Telecommunications	12	10
Facilities	19	17
Fair value adjustments(2)	(23)	1
Total operating expenses	1,017	1,091

(1)	Goods and services include professional fees, consulting and outsourcing services, contractors, selling and marketing, and other general and administrative costs.

(2)	Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business.

Note 7: Other Operating (Losses) Gains, Net

Other operating (losses) gains, net, were $(32) million and $44 million for the three months ended March 31, 2020 and 2019, respectively. The three months ended March 31, 2020 included a loss from the revaluation of warrants that the Company holds in Refinitiv. The loss reflected a decline in the share price of LSEG in connection with the proposed transaction to sell Refinitiv to LSEG (see note 9). The revaluation loss was partly offset by gains associated with the sale of certain real estate properties and a distribution from an investment. The three months ended March 31, 2019 included gains from a benefit from the revaluation of warrants that the Company holds in Refinitiv as well as gains from the sale of several small businesses.

Note 8: Finance Costs, Net

The components of finance costs, net, include interest expense (income) and other finance costs (income) as follows:

	Three months ended March 31,

	2020	2019
Interest expense:
Debt	37	38
Derivative financial instruments — hedging activities	-	1
Other, net	3	4
Fair value losses (gains) on cash flow hedges, transfer from equity	3	(9)
Net foreign exchange (gains) losses on debt	(3)	9
Net interest expense — debt and other	40	43
Net interest expense — leases	2	2
Net interest expense — pension and other post-employment benefit plans	5	6
Interest income	(2)	(16)
Net interest expense	45	35

	Three months ended March 31,

	2020	2019
Net (gains) losses due to changes in foreign currency exchange rates	(36)	11
Net gains on derivative instruments	(11)	-
Other finance (income) costs	(47)	11

Net (gains) losses due to changes in foreign currency exchange rates

Net (gains) losses due to changes in foreign currency exchange rates were principally comprised of amounts related to certain intercompany funding arrangements.

Net gains on derivative instruments

Net gains on derivative instruments were principally comprised of amounts relating to foreign exchange contracts.

Note 9: Equity Method Investments

Equity method investments are primarily comprised of the Company’s 45% investment in Refinitiv.

The Company’s share of post-tax (losses) earnings in equity method investments as reported in the consolidated income statement is comprised of the following:

	Three months ended March 31,

	2020	2019
Refinitiv (45% ownership interest)	(58)	(118)
Other equity method investments	4	5
Total share of post-tax losses in equity method investments	(54)	(113)

The composition of equity method investments as reported in the consolidated statement of financial position is comprised of the following:

	March 31,	December 31,

	2020	2019
Refinitiv (45% ownership interest)	1,222	1,387
Other equity method investments	165	164
Total equity method investments	1,387	1,551

Set forth below is summarized financial information for 100% of Refinitiv, and a reconciliation to the Company’s carrying value of its investment.

	Three months ended March 31,

	2020	2019
Revenues	1,633	1,567

Net loss	(93)	(243)
Remove: Net earnings attributable to non-controlling interests	(36)	(18)
Net loss attributable to Refinitiv	(129)	(261)
Other comprehensive loss attributable to Refinitiv	(239)	(77)
Total comprehensive loss attributable to Refinitiv	(368)	(338)

	March 31,	December 31,

	2020	2019
Assets
Current assets	2,059	2,031
Non-current assets	20,167	20,709
Total assets	22,226	22,740
Liabilities
Current liabilities	3,371	3,398
Non-current liabilities	13,762	13,964
Total liabilities	17,133	17,362
Net assets	5,093	5,378
Non-controlling interests	(2,163)	(2,100)
Other(1)	(215)	(195)
Net assets attributable to Refinitiv	2,715	3,083

Net assets attributable to Refinitiv - beginning period	3,083	4,514
Net loss attributable to Refinitiv	(129)	(1,353)
Other comprehensive loss attributable to Refinitiv	(239)	(78)
Net assets attributable to Refinitiv - ending period	2,715	3,083
Thomson Reuters % share	45%	45%
Thomson Reuters carrying amount	1,222	1,387

(1)	Consists primarily of equity transactions excluded from Thomson Reuters 45% share of total comprehensive loss.

Proposed London Stock Exchange Group plc (“LSEG”)/Refinitiv Transaction

On August 1, 2019, the Company and private equity funds affiliated with Blackstone agreed to sell Refinitiv to LSEG in an all share transaction for a total enterprise value of approximately $27 billion (as of the announcement date), but LSEG may, at its option, settle up to $2.5 billion of the consideration in cash. The transaction is expected to result in Blackstone’s consortium and Thomson Reuters ultimately holding a combined 37% economic interest in LSEG (of which a 15% economic interest would be attributed to Thomson Reuters) and a combined voting interest in LSEG of less than 30%. The proposed transaction, which was approved by LSEG shareholders in November 2019, remains subject to regulatory clearances and other customary closing conditions. The Company expects the transaction to close in the second half of 2020 and expects to record a significant gain on the transaction upon closing.

Note 10: Taxation

Tax expense was $47 million and $1 million for the three months ended March 31, 2020 and 2019, respectively. The tax expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, tax expense or benefit in interim periods is not necessarily indicative of tax expense for the full year.

Note 11: Earnings Per Share

Basic earnings per share was calculated by dividing earnings attributable to common shareholders less dividends declared on preference shares by the sum of the weighted-average number of common shares outstanding and vested deferred share units (“DSUs”) outstanding during the period. DSUs represent common shares that certain employees have elected to receive in the future upon vesting of share-based compensation awards or in lieu of cash compensation.

Diluted earnings per share was calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and time-based restricted share units (“TRSUs”).

Earnings used in determining consolidated earnings per share and earnings per share from continuing operations are as follows:

	Three months ended March 31,

	2020	2019
Earnings attributable to common shareholders	193	104
Less: Dividends declared on preference shares	(1)	(1)
Earnings used in consolidated earnings per share	192	103
Less: (Earnings) loss from discontinued operations, net of tax	(2)	10
Earnings used in earnings per share from continuing operations	190	113

The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per share computation to the weighted-average number of common shares outstanding used in the diluted earnings per share computation, is presented below:

	Three months ended March 31,

	2020	2019
Weighted-average number of common shares outstanding	495,781,260	501,369,531
Weighted-average number of vested DSUs	423,767	519,157
Basic	496,205,027	501,888,688
Effect of stock options and TRSUs	1,940,051	1,760,602
Diluted	498,145,078	503,649,290

Note 12: Financial Instruments

Financial assets and liabilities

Financial assets and liabilities in the consolidated statement of financial position were as follows:

March 31, 2020	Assets/ (Liabilities) at Amortized Cost	Assets/ (Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income or Loss	Total
Cash and cash equivalents	280	543	-	823
Trade and other receivables	1,120	-	-	1,120
Other financial assets - current	59	382	-	441
Other financial assets - non-current (see note 13)	39	-	30	69
Current indebtedness	(1,121)	-	-	(1,121)
Trade payables (see note 14)	(150)	-	-	(150)
Accruals (see note 14)	(676)	-	-	(676)
Other financial liabilities - current(1)	(129)	(2)	-	(131)
Long-term indebtedness	(2,676)	-	-	(2,676)
Other financial liabilities - non current(2) (see note 15)	(245)	(5)	-	(250)
Total	(3,499)	918	30	(2,551)

December 31, 2019	Assets/ (Liabilities) at Amortized Cost	Assets/ (Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income or Loss	Derivatives Used for Hedging	Total
Cash and cash equivalents	335	490	-	-	825
Trade and other receivables	1,167	-	-	-	1,167
Other financial assets - current	98	435	-	-	533
Other financial assets - non-current (see note 13)	45	-	29	-	74
Current indebtedness	(579)	-	-	-	(579)
Trade payables (see note 14)	(265)	-	-	-	(265)
Accruals (see note 14)	(801)	-	-	-	(801)
Other financial liabilities - current(1)(3)	(365)	(7)	-	(62)	(434)
Long-term indebtedness	(2,676)	-	-	-	(2,676)
Other financial liabilities - non current (see note 15)(2)	(253)	(3)	-	-	(256)
Total	(3,294)	915	29	(62)	(2,412)

(1)	Includes lease liabilities of $76 million (2019 – $69 million).
(2)	Includes lease liabilities of $245 million (2019 – $253 million).
(3)

Includes a commitment to repurchase up to $200 million of common shares related to the Company’s pre-defined plan with its broker to repurchase the Company’s shares during its internal trading blackout period. See note 16.

Cash and cash equivalents

Of total cash and cash equivalents, $38 million and $34 million at March 31, 2020 and December 31, 2019, respectively, were held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and were therefore not available for general use by the Company.

Debt-related activity

The following table provides information regarding notes that the Company repaid in the three months ended March 31, 2020. These notes were repaid prior to their scheduled maturity dates in 2021.

MONTH/YEAR	TRANSACTION	PRINCIPAL AMOUNT (IN MILLIONS)
Notes repaid
January 2020	3.309% Notes, due 2021	C$550
January 2020	3.95% Notes, due 2021	US$139

The notes were repaid for $640 million, including early redemption premiums and settlement of cross-currency swaps. The repayments were funded with commercial paper borrowings.

Commercial paper

Under its commercial paper program, the Company may issue up to $1.8 billion of notes. In January 2020, the Company issued $630 million of commercial paper, most of which was repaid in February and March 2020. At March 31, 2020, current indebtedness included $120 million of outstanding commercial paper within the consolidated statement of financial position.

Credit facility

The Company has a $1.8 billion syndicated credit facility agreement which matures in December 2024 and may be used to provide liquidity for general corporate purposes (including acquisitions or support for its commercial paper program). At March 31, 2020, current indebtedness included $1.0 billion of borrowings under this facility within the consolidated statement of financial position. Based on the Company’s current credit ratings, the cost of borrowing under the facility is priced at LIBOR/EURIBOR plus 112.5 basis points. The Company has the option to request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $2.4 billion. In July 2017, the U.K. Financial Conduct Authority, which regulates LIBOR, announced that it intends to phase out LIBOR by the end of 2021. As a result, public and private sector industry initiatives are currently underway to identify an alternative reference rate.

The Company must maintain a ratio of net debt as defined in the credit agreement (total debt after swaps less cash and cash equivalents) as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. If the Company were to complete an acquisition with a purchase price of over $500 million, the ratio of net debt to EBITDA would temporarily increase to 5.0:1 for three quarters after completion, at which time the ratio would revert to 4.5:1. At March 31, 2020, the Company’s ratio of 1.9:1 was in compliance with this covenant.

Fair Value

The fair values of cash, trade and other receivables, trade payables and accruals approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt and related derivative instruments is set forth below.

Debt and Related Derivative Instruments

Carrying Amounts

Amounts recorded in the consolidated statement of financial position are referred to as “carrying amounts”. The carrying amounts of primary debt are reflected in “Long-term indebtedness” and “Current indebtedness” and the carrying amounts of derivative instruments are included in “Other financial assets” and “Other financial liabilities”, both current and non-current, in the consolidated statement of financial position, as appropriate.

Fair Value

The fair value of debt is estimated based on either quoted market prices for similar issues or current rates offered to the Company for debt of the same maturity. The fair value of interest rate swaps is estimated based upon discounted cash flows using applicable current market rates and considering non-performance risk.

The following is a summary of debt and in 2019, a related derivative instrument that hedged the cash flows of debt:

	Primary Debt Instruments
March 31, 2020	Carrying Amount	Fair Value
Bank and other	1	1
Commercial paper	120	120
Credit facility	1,000	1,000
$600, 4.30% Notes, due 2023	596	621
$450, 3.85% Notes, due 2024(1)	240	244
$500, 3.35% Notes, due 2026	496	500
$350, 4.50% Notes, due 2043(1)	116	122
$350, 5.65% Notes, due 2043	342	435
$400, 5.50% Debentures, due 2035	395	485
$500, 5.85% Debentures, due 2040	491	605
Total	3,797	4,133
Current portion	1,121
Long-term portion	2,676

(1)	Notes were partially redeemed in October 2018.

	Carrying Amount		Fair Value
December 31, 2019	Primary Debt Instruments	Derivative Instruments Liability	Primary Debt Instruments	Derivative Instruments Liability
Bank and other	1	-	1	-
C$550, 3.309% Notes, due 2021	435	62	435	62
$350, 3.95% Notes, due 2021(1)	143	-	143	-
$600, 4.30% Notes, due 2023	596	-	639	-
$450, 3.85% Notes, due 2024(1)	240	-	254	-
$500, 3.35% Notes, due 2026	496	-	513	-
$350, 4.50% Notes, due 2043(1)	116	-	120	-
$350, 5.65% Notes, due 2043	342	-	412	-
$400, 5.50% Debentures, due 2035	395	-	447	-
$500, 5.85% Debentures, due 2040	491	-	592	-
Total	3,255	62	3,556	62
Current portion	579	62
Long-term portion	2,676	-

(1)	Notes were partially redeemed in October 2018.

Fair value estimation

The following fair value measurement hierarchy is used for financial instruments that are measured in the consolidated statement of financial position at fair value:

●	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;
●	Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
●	Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The levels used to determine fair value measurements for those instruments carried at fair value in the consolidated statement of financial position are as follows:

March 31, 2020				Total

Assets	Level 1	Level 2	Level 3	Balance

Money market accounts	-	543	-	543

Warrants(1)	-	-	382	382

Financial assets at fair value through earnings	-	543	382	925

Financial assets at fair value through other comprehensive income(2)	9	21	-	30

Total assets	9	564	382	955

Liabilities

Contingent consideration(3)	-	-	(7)	(7)

Financial liabilities at fair value through earnings	-	-	(7)	(7)

Total liabilities	-	-	(7)	(7)

December 31, 2019				Total

Assets	Level 1	Level 2	Level 3	Balance

Money market accounts	-	490	-	490

Warrants(1)	-	-	435	435

Financial assets at fair value through earnings	-	490	435	925

Financial assets at fair value through other comprehensive income(2)	2	27	-	29

Total assets	2	517	435	954

Liabilities

Forward exchange contracts(4)	-	(7)	-	(7)

Contingent consideration(3)	-	-	(3)	(3)

Financial liabilities at fair value through earnings	-	(7)	(3)	(10)

Derivatives used for hedging(5)	-	(62)	-	(62)

Total liabilities	-	(69)	(3)	(72)

(1)	Warrants related to the Company’s equity method investment in Refinitiv (see note 9).
(2)	Investments in entities over which the Company does not have control, joint control or significant influence.
(3)	Obligations to pay additional consideration for prior acquisitions, based upon performance measures contractually agreed at the time of purchase.
(4)	Used to manage foreign exchange risk on cash flows excluding indebtedness.
(5)	Comprised of fixed-to-fixed cross-currency swaps on indebtedness, which was repaid in January 2020.

The following reflects the change in the fair value of the Refinitiv Warrants, which are a level 3 in the fair value measurement hierarchy, for the three months ended March 31, 2020:

Three months ended March 31,

2020
December 31 2019	435
Loss recognized within operating (losses) gains, net	(53)
March 31, 2020	382

The Company recognizes transfers into and out of the fair value measurement hierarchy levels at the end of the reporting period in which the event or change in circumstances that caused the transfer occurred. There were no transfers between hierarchy levels for the three months ended March 31, 2020.

Valuation Techniques

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

●	quoted market prices or dealer quotes for similar instruments;
●	the fair value of cross-currency interest rate swaps and forward foreign exchange contracts are calculated as the present value of the estimated future cash flows based on observable yield curves; and
●	the fair value of contingent consideration is calculated based on estimates of future revenue performance.

Valuation of the Refinitiv Warrants

On August 1, 2019, the Company and private equity funds affiliated with Blackstone agreed to sell Refinitiv, in which the Company owns a 45%(1) interest, to LSEG, in an all share transaction that valued Refinitiv at $27 billion (as of the announcement date), but LSEG may, at its option, settle up to $2.5 billion of the consideration in cash (see note 9). Under the terms of the warrant agreement, the proposed transaction will constitute a change in control whereby the exercise of the warrants in connection with the closing of the transaction will increase the Company’s ownership of Refinitiv from 45%(1) to 47.6%(1). Reflecting the entry into a definitive agreement for the sale of the Refinitiv business, the value of the warrants at March 31, 2020 is primarily based on the number of incremental shares in Refinitiv to which the Company is entitled upon closing and the share price of LSEG on March 31, 2020. The valuation also incorporates (on a weighted-average basis) other outcomes based on the likelihood of the proposed transaction closing. In future periods, the warrants will be revalued based on the share price of LSEG at each reporting date and will reflect management’s continuing assessment about the likelihood that the proposed transaction will close, including progress towards obtaining regulatory clearances and satisfying customary closing conditions.

The Monte Carlo simulation approach, which is incorporated into the valuation of the Refinitiv warrants, generates values based on the random outcomes from a probability distribution. Key inputs under the Monte Carlo approach include: the estimated equity value of Refinitiv; the capitalization structure of Refinitiv; the expected volatility; the risk-free rate of return; annual dividends or distributions; and assumptions about the timing of a liquidity event. An increase in the equity value would typically result in an increase in the fair value of the warrants and conversely, a decrease would typically result in a decrease in the fair value of the warrants.

(1)	Represents ownership interest before dilution for management equity triggered by a change in control.

Note 13: Other Non-Current Assets

	March 31,	December 31,

	2020	2019

Net defined benefit plan surpluses	130	85

Cash surrender value of life insurance policies	309	320

Deferred commissions	82	82

Other financial assets (see note 12)	69	74

Other non-current assets	49	50

Total other non-current assets	639	611

Note 14: Payables, Accruals and Provisions

	March 31,	December 31,

	2020	2019

Trade payables	150	265

Current tax liabilities(1)	155	124

Accruals	676	801

Provisions	102	119

Other current liabilities	60	64

Total payables, accruals and provisions	1,143	1,373

(1)	Includes $208 million (2019 – $204 million) of uncertain tax positions, that were partially offset by tax receivables in the same jurisdictions.

Note 15: Provisions and Other Non-Current Liabilities

	March 31,	December 31,

	2020	2019

Net defined benefit plan obligations	810	714

Other financial liabilities (see note 12)	250	256

Deferred compensation and employee incentives	127	141

Provisions	112	126

Other non-current liabilities	18	27

Total provisions and other non-current liabilities	1,317	1,264

Note 16: Capital

Share repurchases

The Company may buy back shares (and subsequently cancel them) from time to time as part of its capital strategy. Share repurchases are typically effected under a normal course issuer bid (“NCIB”). Under the NCIB, the Company may repurchase up to 25 million common shares between August 19, 2019 and August 18, 2020 in open market transactions on the TSX, the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if the Company receives an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. The price that the Company will pay for shares in open market transactions under the NCIB will be the market price at the time of purchase or such other price as may be permitted by TSX.

Details of share repurchases were as follows:

	Three months ended March 31,

	2020	2019

Share repurchases (millions of U.S. dollars)	200	190

Shares repurchased (number in millions)	2.6	3.5

Share repurchases - average price per share in U.S. dollars	$78.37	$53.93

In October 2019, the Company announced plans to repurchase up to an additional $200 million of its common shares in 2020. These share repurchases were completed in February 2020. Decisions regarding any future repurchases will depend on factors, such as market conditions, share price, and other opportunities to invest capital for growth. The Company may elect to suspend or discontinue its share repurchases at any time, in accordance with applicable laws. From time to time when the Company does not possess material nonpublic information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company’s broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended. The Company entered into such a plan with its broker on December 20, 2019. As a result, the Company recorded a $200 million liability in “Other financial liabilities” within current liabilities at December 31, 2019 with a corresponding amount recorded in equity in the consolidated statement of financial position.

Dividends

Dividends on common shares are declared in U.S. dollars. In the consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in the Company under its dividend reinvestment plan. Details of dividends declared per common share and dividends paid on common shares are as follows:

	Three months ended March 31,

	2020	2019

Dividends declared per common share	$0.38	$0.36

Dividends declared	188	181

Dividends reinvested	(6)	(7)

Dividends paid	182	174

Note 17: Supplemental Cash Flow Information

Details of “Other” in the consolidated statement of cash flow are as follows:

	Three months ended March 31,

	2020	2019

Non-cash employee benefit charges	40	42

Net (gains) losses on foreign exchange and derivative financial instruments	(46)	10

Share of post-tax losses in equity method investments	54	113

Revaluation of Refinitiv warrants (see note 12)	53	(19)

Fair value adjustments	(23)	1

Other	(16)	(3)

	62	144

Details of “Changes in working capital and other items” are as follows:

	Three months ended March 31,

	2020	2019

Trade and other receivables	35	143

Prepaid expenses and other current assets	(26)	26

Other financial assets	39	35

Payables, accruals and provisions	(235)	(225)

Deferred revenue	(33)	(70)

Other financial liabilities	(39)	(33)

Income taxes	39	2

Other	(23)	(16)

	(243)	(138)

Details of income taxes paid are as follows:

	Three months ended March 31,

	2020	2019

Operating activities - continuing operations	(11)	(65)

Operating activities - discontinued operations	(5)	(42)

Total income taxes paid	(16)	(107)

Note 18: Acquisitions

Acquisitions primarily comprise the purchase of businesses that are integrated into existing operations to broaden the Company’s range of offerings to customers as well as its presence in global markets. The results of acquired businesses are included in the consolidated financial statements from the date of acquisition. Acquisitions also include investments in equity method investments.

Acquisition activity

The Company acquired one business in the three months ended March 31, 2020, and the related total consideration was as follows:

Three months ended March 31, 2020

Cash Consideration

Business acquired	123

Less: Cash acquired	(1)

Business acquired, net of cash	122

Contingent consideration payments	2

124

The following provides a brief description of the acquisition completed during the three months ended March 31, 2020:

Date	Company	Acquiring Segment	Description
March 2020	Pondera Solutions	Legal Professionals	A provider of technology and advanced analytics to combat fraud, waste and abuse in healthcare and large government programs.

Purchase price allocation

Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.

The details of net assets acquired were as follows:

Three months ended March 31,

2020
Cash and cash equivalents	1
Trade receivables	3
Current assets	4
Computer software	16
Other identifiable intangible assets	6
Total assets	26
Payables and accruals	(2)
Deferred revenue	(1)
Other financial liabilities	(2)
Current liabilities	(5)
Provisions and other non-current liabilities	(1)
Deferred tax	(3)
Total liabilities	(9)
Net assets acquired	17
Goodwill	106
Total	123

The excess of the purchase price over the net assets acquired was recorded as goodwill and reflects synergies and the value of the acquired workforce. The majority of goodwill for the acquisition completed in 2020 is not expected to be deductible for tax purposes.

The acquisition transaction was completed by acquiring all equity interests of the acquired business.

Other

The revenues and operating profit of the acquired business since the date of acquisition was not material to the Company’s results of operations.

Note 19: Contingencies

Lawsuits and legal claims

The Company is engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, defamation claims and intellectual property infringement claims. The outcome of all of the matters against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions and is routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of the Company’s positions and propose adjustments or changes to its tax filings.

As a result, the Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the Company’s best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from the Company’s provisions. However, based on currently enacted legislation, information currently known by the Company and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Note 20: Related Party Transactions

As of March 31, 2020, the Company’s principal shareholder, The Woodbridge Company Limited, beneficially owned approximately 66% of the Company’s shares.

There were no new significant related party transactions during the first quarter of 2020. Refer to “Related party transactions” disclosed in note 32 of the Company’s consolidated financial statements for the year ended December 31, 2019, which are included in the Company’s 2019 annual report, for information regarding related party transactions.